pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Morrison Assessment Suspended Pending Mt. Polley Review Panel Outcome

Vancouver BC,  August 19, 2014:  Pacific Booker Minerals Inc. is announcing that the Honourable Mary Polak, Minister of Environment, has suspended the environmental assessment of the Morrison Copper/Gold project pending the outcome of the Independent Expert Engineering Investigation and Review Panel in relation to the tailings dam breach at the Mt. Polley mine, which was announced yesterday by the Minister of Energy and Mines, the Honourable Bill Bennett.

Under the BC Environmental Assessment Act (“EAA”), the Minister of Environment can suspend an assessment until the outcome of any investigation, inquiry, hearing or other process that is being conducted by the Government of British Columbia and is material to the assessment.

The Company will comply with all the recommendations made by the Independent Expert Engineering Investigation and Review Panel and will construct and operate the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

The Company wishes to emphasize that it is committed to bringing the proposed Morrison Copper/Gold Project to commercial production.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml